UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated June 3, 2011.

Exhibit 99.1

Compulsory acquisition of remaining shares in Golar LNG Energy Limited

Golar LNG Limited ("Golar LNG") has, on 3 June 2011, notified all of the remaining shareholders in Golar LNG Energy Limited ("Golar Energy") that Golar LNG exercises its right under Bermuda company law to compulsorily acquire their shares ("tvangsinnløsning").

Golar LNG offers to compensate the minority shareholders whose shares are compulsorily acquired with NOK 26.80 per share. This is equal to the price offered by Golar LNG in its voluntary offer for Golar Energy which closed end May this year. Shareholders receiving the notice do not need to accept the offer or react in any way in order to receive settlement. The acquisition will be completed by Golar LNG according to Bermuda law.

A shareholder wishing to dispute the amount of the compensation offered by Golar LNG must apply to the courts in Bermuda for an alternative evaluation of the value of a Golar Energy share within 30 days from the date of the notice. Shareholders who do not make such application to the court will receive settlement following the expiry of the 30 day period. Golar LNG expects such settlement to be completed on or about 8 July, 2011. The compensation due to each minority shareholder will be transferred to such shareholder's bank account registered in the VPS.

Golar Energy has, on 3 June, 2011, called for a special general meeting of its shareholders on 14 June, 2011. The only issue to be dealt with is a proposal to delist its shares from the Oslo Stock Exchange.

Golar Energy expects to be delisted by the end of June, 2011.

Golar LNG Limited

June 3, 2011

Hamilton, Bermuda.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: June 3, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer